Exhibit 3.2

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is dated September 21 , 2018 and is by and between CaliberCos Inc., a Delaware corporation (the “Company” or “Caliber”), and Donnie Ray Schrader (“Schrader”). Caliber and Schrader are referred to herein from time to time, collectively, as the “Parties”.

WITNESSETH:

WHEREAS, Schrader currently owns 6,239,846 shares of record in Caliber (the “Schrader Shares”);

WHEREAS, Schrader desires to sell to Caliber and Caliber desires to purchase from Schrader the Shares upon the terms and conditions herein set forth;

NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements contained herein, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1       Definitions. The following terms as used herein have the following meanings:

“Agreement” has the meaning set forth in the introductory paragraph hereto.

“Caliber” has the meaning set forth in the introductory paragraph hereto.

“Confidential Information” has the meaning set forth in the Stockholders’ Agreement.

“Founder’s Transition Agreement” means that Founder’s Transition Agreement dated effective as of February 19, 2016 by and between Schrader and Caliber.

“Initial Public Offering” means an underwritten public offering by the Caliber of its Shares pursuant to a registration statement (other than a registration statement relating solely to an employee benefit plan or transaction covered by Rule 145 of the Securities Act) that has been filed under the Securities Act and declared effective by the Securities Exchange Commission.

“Parties” has the meaning set forth in the introductory paragraph hereto.

“Schrader” has the meaning set forth in the introductory paragraph hereto.

“Schrader Shares” has the meaning set forth in the Recitals.

“Shares” means the shares of common stock of Caliber.

“Stockholders Agreement” means that Stockholders’ Agreement of even date herewith by and among Schrader, John C. Loeffler, Jennifer Schrader and the Company, a copy of which is attached hereto as Exhibit “A”.

ARTICLE II

SALE OF STOCK.

2.1       Incorporation of Recitals. The Parties each acknowledge the truth, accuracy, and materiality of the recitals set forth above and expressly incorporate them into and as part of this Agreement.

2.2       Share Buyback. Subject to the terms and conditions hereof, Schrader agrees to sell, assign, transfer and deliver or cause to be delivered to Caliber and Caliber agrees to buy from Schrader, that number of the Schrader Shares (the “Share Buyback”) each month, on the first of every month ( each a “Purchase Date”), at a price of $2.70 per Schrader Share (the “Purchase Price”) as follows: (i) from October 2018 through the earlier of any termination of the Share Buyback further to Section 2.6 or October 2019, 8,500 Shares, (ii) from November 2019 through the earlier of any termination of the Share Buyback further to Section 2.6 or March 2020, 6,000 Shares and (ii) April 2020 (if the Share Buyback is still in effect) through the termination of the Share Buyback further to Section 2.6, 6,000 Shares unless Section 2.3 is then in effect in which case it shall be 10,000 Shares.

2.3       Increase in Share Buyback. If the Company has not effected an Initial Public Offering or become subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934, as amended, and have its common stock is listed for trading on a national securities exchange or the OTC on or before that date which is eighteen (18) months from the date hereof, beginning April 1, 2020, Caliber shall purchase from Schrader 10,000 Shares each month, on each Purchase Date . In addition, the Company reserves the right in its sole discretion at any time prior to the termination of the Share Buyback referenced in Section 2.6 to purchase more of the Schrader Shares than are subject to the Share Buyback at the Purchase Price up to a maximum of 750,000 additional Shares; any purchases over said 750,000 amount shall require the prior written consent of Schrader.

2.4        Possible Acceleration of Share Buyback. The parties acknowledge of the 8,500 Share amount referenced in Section 2.2 (i), 2,500 of Shares represents a monthly repurchase of an aggregate of 30,000 Shares over the referenced 12 month period (the “30,000 Shares”). Caliber agrees that to the extent that Caliber receives operating liquidity that would allow it to accelerate the purchase of the 30,000 Shares at a faster pace than described in Section 2.2(i), it will make best efforts to do so. The parties acknowledge and agree that at no time is Caliber obligated to accelerate the purchase of these 30,000 Shares, there are no audit rights to liquidity or cash balances, and the decision to accelerate this purchase shall be subject to the sole discretion of Caliber's executive management.

2.5       Delivery of Schrader Shares. Upon receipt of the Purchase Price, on each Purchase Date , Schrader shall deliver to Caliber an Assignment Separate from Certificate for the Schrader Shares so purchased, and hereby authorizes the appropriate officer(s) of Caliber to reflect the transfer of such Shares in the stock ledger of the Company.

2.6       Share Buyback Duration. The Share Buyback shall continue on a monthly basis indefinitely; provided, however, that the Parties obligations pursuant to this Agreement shall terminate immediately upon occurrence of any of the following events:

(a) written agreement of Schrader and Caliber;

(b) upon the effective date of an Initial Public Offering or at such time as Caliber (or its successor) becomes subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934, as amended, and its common stock is listed for trading on a national securities exchange or the OTC – provided however that if there is a Market Standoff Agreement in effect with respect to the Shares as further described in Section 8.5 of the Stockholders’ Agreement, the monthly Share Buyback shall continue for each month such Agreement is in effect and the monthly Share Buyback amount shall be an amount equal to the total dollar amount of the Share Buyback required for said month further to Section 2.2 or 2.3, as the case may be, less the gross dollar amount of Shares that the underwriter allows Schrader to sell in the open market, if any, further to the Market Standoff Agreement;

(c) upon a sale by the Caliber’s stockholders, in one transaction or series of related transactions, of equity securities that represent, immediately prior to such transaction or transactions, at least a majority by voting power of the equity securities of Caliber pursuant to an agreement approved by the Board and entered into by Caliber;

(d) at such time as Schrader (or any entity which holds shares of common stock of Caliber beneficially owned by Schrader) ceases to be the legal and beneficial holder of record of any Shares in Caliber; or

(e) at such time as it is determined further to Section 8.7 of the Stockholders’ Agreement that Caliber has the right to offset against the Schrader Shares.

ARTICLE III

REPRESENTATIONS/RELEASES/INDEMNITY.

3.1       Representations. Schrader represents and warrants to Caliber that he has not (i) previously disclosed any Confidential Information to any third party or (ii) given any third party access to any Confidential Information. or (iii) violated any provision of Sections 9 or 11 or Exhibit A to the Founder’s Transition Agreement.

3.2       Releases. Except specifically as it relates to the representations of Schrader set forth in Section 3.1, Caliber and Schrader hereby acknowledge and affirm that all terms and conditions set forth in the Founder’s Transition Agreement have been complied with and that such Agreement is without further force and effect. Caliber and Schrader hereby waive and release, to the maximum extent permitted by law, and covenant not to sue for, any and all Claims they may have against the other, including without limitation any such Claims arising out of any statements, actions or omissions occurring at any time prior to the date hereof; notwithstanding the foregoing; notwithstanding the forgoing, such waiver and release shall not apply with respect to any breach by Schrader of the provisions of Section 3.1 herein. This release is made on behalf of the Parties and any person claiming by, though or under them. The term “Claims” means all claims or rights that Schrader or Caliber have, had, or may have against either other, including but not limited to any and all claims, damages, demands, liabilities, obligations, causes, and causes of action of whatever kind or nature based on any cause, circumstance, fact, matter, thing, event, act, or failure to act whatsoever, arising at law or in equity, in whole or in part, whether known, unknown, foreseen or unforeseen, but does not mean any rights or claims that may arise after the date hereof or any of the Parties’ rights under this Agreement. This release includes a release of any Claim, as defined herein, of the Parties, their officers, directors, owners, agents, managers and employees to the extent that any such Claim arose out of, in whole or in part, the released party’s actions or omissions in the conduct of the business of Caliber.

3.3       Indemnity. Caliber agrees to indemnify Schrader to the fullest extent provided for by applicable law, Caliber’s articles of incorporation or bylaws for damages from any third party claim specifically resulting from any intentional and wrongful failure to act, intentional and wrongful omission, professional error, mistake, negligence, or gross misconduct of Caliber, John Loeffler or Jennifer Schrader arising out of violation of any laws or breach of any agreement relating to the business of Caliber prior to the date hereof only to the extent that Schrader took no action to cause or bring about or intentionally and wrongfully failed to act in connection with any such claim, which action includes, but is not limited to, any breach of Section 3.1 herein.

3.4       Access. Set forth on Exhibit 3.4 is a list of all third parties that Donnie Schrader has given unauthorized access to Confidential Information..

ARTICLE IV

GENERAL PROVISIONS.

4.1       Caliber Website. Within ten (10) business days of the date hereof and continuing for the duration of the Share Buyback, Caliber shall list Schrader on the Caliber website with the title “Founder” and include a biography of Schrader, which the contents of such biography shall be mutually agreed upon between the Parties. Caliber shall immediately remove Schrader from the Caliber website upon Schrader’s written request.

4.2       Stockholder Information. Caliber shall provide Schrader with all communications, documents, and information as Caliber provides any other stockholder. Until such time as Schrader (or any entity which holds shares of common stock of Caliber beneficially owned by Schrader) ceases to be the legal and beneficial holder of record of any Shares in Caliber, Caliber shall send Schrader notice of all stockholder meetings in accordance with the Caliber bylaws.

4.3       Governing Law. Arizona law, not including Arizona’s conflict of law laws, shall govern the interpretation and enforcement of this Agreement. Any request to any judicial authority in accord with the Parties’ arbitration agreement herein shall be made to a court of competent jurisdiction in Maricopa County, Arizona. This Agreement may be modified or amended only by a writing hand signed by the Parties. No action or inaction in enforcing any provision of this Agreement shall be deemed to constitute waiver, estoppel or laches

4.4       Arbitration. The Parties to this Agreement agree that any controversy or claim arising out of or relating to or touching upon this Agreement or any of the matters addressed in either agreement, shall be settled by binding arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The arbitrator(s) shall award the successful party in any such arbitration its reasonable attorneys’ fees, costs of suit and forum fees. The locale of any such arbitration shall be Phoenix, Arizona.

4.5       Attorneys' Fees. In any dispute between the parties hereto or their representatives concerning any provision of this Agreement or the rights and duties of any Person hereunder, the party or parties substantially prevailing in such dispute will be entitled, in addition to such other relief as may be granted, to the attorneys' fees and court costs incurred by reason of such dispute.

4.6       Successors and Assigns; Execution. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, representatives, successors and assigns. This Agreement may be executed in any number of counterparts and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one Agreement.

4.7       References and Titles. All references in this Agreement to Articles, Sections, Subsections and other subdivisions refer to corresponding Articles, Sections, Subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any subdivision are for convenience only and do not constitute any part of such subdivision and shall be disregarded in constructing the language contained in such subdivision. The words “this Agreement,” “this instrument,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, executed this Agreement as of the day and year first above written.

CaliberCos Inc.	Donnie Ray Schrader

By:

Its:	Date:

Date:

EXHIBIT A

STOCKHOLDERS’ AGREEMENT

EXHIBIT 3.4

ACCESS

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